Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: February 25, 2021

On February 25, 2021, Pascal Soriot, the CEO of AstraZeneca PLC, sent the following letter to employees of Alexion Pharmaceuticals, Inc.:

Pascal Soriot Chief Executive Officer AstraZeneca 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA T: +44 (0)20 7349 5510 astrazeneca.com To the dedicated employees of Alexion, This Sunday is globally recognized as Rare Disease Day. While the work that you do on behalf of patients is deserving of admiration every day, I want to take this particular opportunity to say: Thank you. Our companies share a lot when it comes to values. We innovate for solutions, taking smart risks; and we follow the science, pushing the boundaries of what it can do. We are entrepreneurial, making choices to empower people and act with integrity. And, especially on a day like today, we recognize above all a commitment to serving patients and putting them first. No patient can be left behind. Not the family member confronting aggressive cancer, nor the friend suffering from heart disease or COPD. And certainly not the more than 400 million people worldwide living with a rare disease. The dedicated employees of both Alexion and AstraZeneca know this all too well and come to work each day on their behalf. Our shared commitment to put patients at the heart of every decision is a value that resonates with each of us. It is also what I believe stands to underpin our success together as, pending completion of our agreement, we look to a future of helping each patient find answers and delivering transformative therapies that change lives. I know we will have an opportunity to speak more in the coming days, which I am very much looking forward to. In the meantime, know that AstraZeneca is proud to join in honoring the theme of Rare Disease Day 2021: “Rare is many. Rare is strong. Rare is proud.” This is a credo that Alexion employees exemplify, and for this I would like to say Thank You! Yours sincerely, Pascal Soriot AstraZeneca PLC Registered in England No.2723534

Important Additional Information In connection with the proposed transaction, on February 19, 2021, AstraZeneca PLC (“AstraZeneca”) filed a registration statement on Form F-4 with the SEC, which includes a document that serves as a preliminary prospectus of AstraZeneca and a preliminary proxy statement of Alexion (the ‘proxy statement/prospectus’). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Alexion intends to file with the SEC and mail to its stockholders a definitive proxy statement/prospectus. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed or that will be filed with the SEC, because they contain or will contain important information. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below. The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab ‘Investors’. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, ‘Investors’ and under the heading ‘SEC Filings’ or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com. Participants in the Solicitation Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on February 16, 2021. Free copies of these documents may be obtained as described in the paragraphs above. Forward-looking Information This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "envisages", "plans", "projects", "anticipates", "targets", "aims", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion's business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca's and Alexion's operations are discussed in the section entitled "Risk Factors," in each of AstraZeneca's Annual Report on Form 20 -F for the year ended 31 December 2020, and Alexion's Annual Report on Form 10-K for the year ended 31 December 2020, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca's and Alexion's current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca's or Alexion's results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement.